

December 17, 2014

Via E-mail
Mr. Steven Johnson
Chief Executive Officer
CareView Communications, Inc.
405 State Highway 121
Suite B-240
Lewisville, TX 75067

> Re: **CareView Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
> **Filed November 11, 2014**
> **File No. 000-54090**

Dear Mr. Johnson:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 2 – Liquidity and Management's Plan, page 10

1.   It appears that at September 30, 2014 your cash balance had fallen below the $5 million minimum required pursuant to the terms of the HealthCor Notes. Please clarify for us why the debt remained noncurrent at your balance sheet date. Include your consideration of the guidance in ASC 470-10-45-1 and confirm whether you believe it is probable that you will cure the default before the expiration of your waiver, on April 1, 2015. Also, if applicable, please expand your disclosure to discuss adverse consequences of probable future failure to meet the obligations under your debt arrangements. Refer to ASC 470-10-55-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director